Exhibit 99.1

NEWS RELEASE

Séguéla drives Fortuna to record gold equivalent production of 128,671 ounces in the third quarter 2023

Vancouver, October 5, 2023 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports record gold and gold equivalent production for the third quarter of 2023 from its five operating mines in West Africa and Latin America. Gold and silver production for the quarter was 94,821 ounces and 1.7 million ounces, respectively, or 128,671 gold equivalent ounces1, including lead and zinc by-products. Gold and silver production for the nine months totaled 219,260 ounces and 4.5 million ounces, respectively, or
316,235 gold equivalent ounces1, including lead and zinc by-products. Fortuna is well positioned to achieve annual production guidance.

Q3 2023 highlights

•	Record gold equivalent production of 128,671 ounces[1]; a 38 percent increase compared to Q2 2023 (93,454 Au Eq)[2] and a 26 percent increase compared to Q3 2022 (101,840 Au Eq)[3]
•	Record gold production of 94,821 ounces; an increase of 47 percent compared to Q2 2023 (64,348 oz Au)[2] and 43 percent compared to Q3 2022 (66,344 oz Au)
•	Increase in gold production was driven mainly by Séguéla’s first full quarter of production and steady operating performance across all mines
•	Yaramoko’s annual gold production guidance revised upwards to 110 to 120 thousand ounces, an increase of approximately 14 percent
•	Silver production of 1,680,751 ounces
•	Strong safety performance across the business with Total Recordable Injury Frequency Rate (TRIFR) of 0.86 compared to 2.36 in Q3 2022

	Gold Production (oz)				Silver Production (oz)
	Q3 2023	Q3 2022	9 months 2023	Guidance 2023 (koz)	Q3 2023	Q3 2022	9 months 2023	Guidance 2023 (Moz)
Lindero, Argentina	20,933	30,032	71,647	96 - 106	-	-	-	-
Yaramoko, Burkina Faso	34,036	27,130	89,476	110 - 120[5]	-	-	-	-
Séguéla, Côte d’Ivoire	31,498	-	35,520	60 - 75	-	-	-	-
San Jose, Mexico	8,205	9,091	22,213	34 - 37	1,372,530	1,545,410	3,633,107	5.3 - 5.8
Caylloma, Peru	149	91	404	-	308,221	292,096	896,583	1.0 - 1.1
Total	94,821	66,344	219,260	282 - 320	1,680,751	1,837,506	4,529,690	6.3 - 6.9

In the third quarter, record gold production was mainly driven by Séguéla contributing 31,498 ounces during its first full quarter of production, and Yaramoko contributing 34,036 ounces. Yaramoko’s strong production was a result of higher average gold grades, leading to an upward revision in the mine’s production guidance for 2023. Lindero, San Jose, and Caylloma also showed steady performance in the quarter, positioning Fortuna to achieve its annual production guidance range of between 282 to 320 thousand ounces of gold, and between 6.3 to 6.9 million ounces of silver, or between
412 and 463 thousand gold equivalent ounces, including lead and zinc by-products4 (refer to Fortuna news release dated January 17, 2023).

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,924/oz Au, $23.70/oz Ag, $2,136/t Pb and $2,428/t Zn or Au:Ag = 1:81.19, Au:Pb = 1:0.90, Au:Zn = 0.79
2.	Refer to Fortuna news release dated July 12, 2023, “Fortuna reports production of 93,454 gold equivalent ounces for the second quarter of 2023”
3.	Refer to Fortuna news release dated October 6, 2022, “Fortuna reports production of 101,840 gold equivalent ounces for the third quarter of 2022 ”
4.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,700/oz Au, $21/oz Ag, $2,000/t Pb and $3,200/t Zn or Au:Ag = 1:81.00, Au:Pb = 1:0.85, Au:Zn = 1:0.53
5.	Reflects the Yaramoko Mine’s updated production guidance for 2023
6.	Figures may not add due to rounding

West Africa Region

Séguéla Mine, Côte d’Ivoire: Solid first full production quarter; exceeding nameplate capacity

	Q3 2023	Q2 2023
Tonnes milled	310,387	109,605
Average tpd milled	3,695	1,611
Gold grade (g/t)	3.83	1.56
Gold recovery (%)	93.4	89.6
Gold production[1] (oz)	31,498	4,023

Note:
1.	Production includes doré only

From Séguéla’s first gold pour on May 24th to the successful completion of the processing plant performance test in August, the operation is now exceeding nameplate capacity (refer to Fortuna news releases dated May 25, 2023 and September 7, 2023). Séguéla is well positioned to achieve the mid-point of its gold production guidance of 60 to 75 thousand ounces for the second half of 2023 (refer to Fortuna news release dated January 17, 2023).

Mining

In the third quarter of 2023, mine production totaled 502,326 tonnes of ore, averaging 3.48 g/t Au, and containing an estimated 56,136 ounces of gold from the Antenna Pit. Movement of waste during the quarter totaled 1,156,540 tonnes, for a strip ratio of 2.3:1.

The first stage of grade control drilling was completed at the Ancien deposit during the third quarter, with results currently being processed. Construction of the access road continued as planned, with stripping and initial mining of oxide material scheduled to begin in the fourth quarter.

At the Koula deposit, initial grade control drilling started and should be completed early in the fourth quarter.

Mine reconciliation to reserve model

Reconciliation of tonnes, grade, and gold ounces mined for the third quarter show a positive correlation when compared to the long-term reserve model with 6 percent lower ore tonnes mined but at 29 percent higher grades resulting in 22 percent more gold ounces extracted than predicted in the model. Management considers the result to be encouraging based on the available data density used for estimating the reserve model and the operations’ careful management when defining ore-waste boundaries. Variations between the model and production will continue to be closely monitored as mining progresses further into fresh rock and additional geological data is collected.

Processing

At the processing plant, 310,387 tonnes of ore were treated at an average grade of 3.83 g/t Au producing 31,498 ounces of gold.

Throughput at the processing plant was gradually increased throughout the quarter, achieving 174 t/hr in September, 13 percent higher than nameplate capacity. In the fourth quarter, Séguéla expects to benefit from this consistent higher throughput. The operation will continue optimization activities with the aim of further increasing mill throughput capacity.

Third quarter production breakdown:

Month	Processed Ore (t)	Throughput (dry t/hr)	Gold Grade (g/t)	Recovery (%)	Gold Poured (oz)
July	68,919	133.6	2.95	93.4	6,008
August	119,311	172.3	3.98	91.1	11,685
September	122,157	174.0	4.18	95.5	13,805
Total					31,498

Yaramoko Mine, Burkina Faso: revised guidance upward to 110 to 120 thousand ounces; approximately 14 percent higher

	Q3 2023	Q3 2022
Tonnes milled	137,281	137,202
Average tpd milled	1,492	1,491
Gold grade (g/t)	7.72	6.21
Gold recovery (%)	98.5	97.4
Gold production (oz)	34,036	27,130

Note:
1.	Production includes doré only

In the third quarter of 2023, Yaramoko produced 34,036 ounces of gold at an average head grade of 7.72 g/t Au, a 25 and 24 percent increase, respectively, compared to the same period in 2022. Increased production resulted from higher average grades and greater widths of mineralization encountered in development headings, which contributed 42 percent of total mill feed.

As a result of the aforementioned higher grades in development and production zones within the mine plan, the Company has revised Yaramoko’s annual gold production guidance upwards to 110 to 120 thousand ounces from the original guidance of 92 to 102 thousand ounces, an increase of approximately 14 percent. Gold production for the first nine months of 2023 totaled 89,476 ounces.

Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern portion of Zone 55. During the fourth quarter, drilling will continue on the western portion of Zone 55, testing for up and down-dip continuity of the recently discovered extensions to the resource boundary.

Latin America Region

Lindero Mine, Argentina: gold production on-track to meet annual guidance; leach pad expansion project underway

	Q3 2023	Q3 2022
Ore placed on pad (t)	1,467,578	1,365,726
Gold grade (g/t)	0.62	0.83
Gold production (oz)[1]	20,933	30,032

Note:
1.	Q3 2023 production includes doré, gold in carbon, and gold in copper concentrate; Q3 2022 includes doré only

During the third quarter of 2023, ore mined was 1.9 million tonnes, with a stripping ratio of 1.1:1. The stripping ratio in the third quarter is 59 percent lower than the second quarter and is expected to continue declining through to the end of the year. A total of 1.5 million tonnes of ore were placed on the leach pad at an average gold grade of 0.62 g/t, containing an estimated 29,068 ounces.

Lindero’s gold production in the quarter was 20,933 ounces, 30 percent lower when compared to the third quarter in 2022, explained by the lower head grade of ore placed on the leach pad, in accordance with the mining sequence and the Mineral Reserves.

Higher stripping of waste in the first nine months of the year will allow improved access to higher grade material scheduled in the mine plan for the fourth quarter. As a result, Lindero anticipates placing approximately 1.6 million tonnes of ore on the leach pad at a higher average grade of 0.67 g/t Au.

Gold production for the first nine months of 2023 totaled 71,647 ounces.

As of September 30, 2023, the leach pad expansion project (Project) is approximately 13 percent complete. The procurement construction and management (PCM) service has been awarded to Knight Piésold, the accommodation camp expansion and PCM offices for the Project have been finalized, and PCM personnel are already onsite. Mobilization of the contractor’s personnel and equipment has commenced. The first shipments of geomembrane and geosynthetic clay liner are in transit, and the Project remains on schedule for completion during the second half of 2024.

San Jose Mine, Mexico: Yessi vein, high grade silver-gold discovery

	Q3 2023	Q3 2022
Tonnes milled	247,542	267,198
Average tpd milled	2,845	3,071
Silver grade (g/t)	189	196
Silver recovery (%)	91.31	91.92
Silver production (oz)	1,372,530	1,545,410
Gold grade (g/t)	1.14	1.16
Gold recovery (%)	90.71	90.97
Gold production (oz)	8,205	9,091

The San Jose Mine produced 1,372,530 ounces of silver at an average head grade of 189 g/t Ag and 8,205 ounces of gold at an average head grade of 1.14 g/t Au. Gold production is expected to fall slightly below the annual guidance range of 34 to 37 thousand ounces, resulting from lost production days in the second quarter due to the illegal union blockade, and gold head grade reconciliation to reserves in the low end of range.

The San Jose Mine remains positioned to deliver annual silver production within the guidance range of between 5.3 to 5.8 million ounces. Silver and gold production for the first nine months totaled 3,633,107 ounces, and 22,213 ounces, respectively.

The decrease in silver and gold production for the third quarter of 2023, when compared to the third quarter of 2022, is explained by the declining grade profile of Mineral Reserves in the mine plan. The processing plant milled 247,542 tonnes at an average of 2,845 tonnes per day during the third quarter, in line with the plan for the period.

Infill drilling at the San Jose Mine during the quarter led to the discovery of the Yessi vein, a blind structure, located 200 horizontal meters from existing underground infrastructure. The discovery hole SJOM-1387 intersected 1,299 g/t Ag Eq over 9.9 meters, and drill hole SJOM-1391 intersected 621 g/t Ag Eq over 5 meters (refer to Fortuna news release dated September 5, 2023). Additional drilling is currently underway from both surface and underground to define the extent and geometry of this discovery. Mineralization remains open along strike to the north and south, and at depth.

Caylloma Mine, Peru: steady performer; on track to achieve upper end of guidance

	Q3 2023	Q3 2022
Tonnes milled	140,077	139,143
Average tpd milled	1,556	1,546
Silver grade (g/t)	83	79
Silver recovery (%)	82.05	82.25
Silver production (oz)	308,221	292,096
Lead grade (%)	3.66	3.33
Lead recovery (%)	91.53	88.97
Lead production (lbs)	10,337,475	9,085,250
Zinc grade (%)	5.07	4.37
Zinc recovery (%)	89.67	88.63
Zinc production (lbs)	14,036,832	11,885,121

Note:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

In the third quarter, the Caylloma Mine produced 308,221 ounces of silver, a 6 percent increase from the same period in 2022, at an average head grade of 83 g/t Ag and is well positioned to achieve the upper end of annual guidance. Silver production for the first nine months totaled 896,582 ounces.

Zinc and lead production was 14.0 and 10.3 million pounds, which represents an 18 and 14 percent increase in production from the same period in 2022. Increased production is the result of positive grade reconciliation to the reserve model in levels 16 and 18 of the Animas vein. Zinc and lead average head grades were 5.07 % and 3.66%, 16 and 10 percent higher, respectively, against the comparable period of 2022. Increased recoveries for zinc and lead were driven by the higher grades. Zinc and lead production for the first nine months totaled 41.1 and 30.1 million pounds, respectively.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements regarding the likelihood of the Company achieving 2023 annual production guidance, that guidance for the Yaramoko Mine has been revised upward to 110 to 120 thousand ounces, that the Séguéla Mine is well positioned to achieve mid-point of gold production guidance, that gold production at the Lindero Mine is on-track to meet annual guidance, that annual gold production at the San Jose Mine is expected to be 8 percent below the annual guidance range and is positioned to deliver annual silver production within guidance range, and that the Caylloma Mine is well positioned to achieve the upper end of annual guidance; timing for mining at the Ancien deposit and the commencement of stripping and initial mining of oxide material; expected timing for completion of initial grade control drilling at the Koula deposit; statements that the Séguéla Mine expects to benefit from consistent higher throughput compared to the third quarter; expectations for drilling on the western portion of Zone 55 during the fourth quarter; expectations regarding a decline of the stripping ratio at the Lindero Mine through the end of the year; statements regarding the quantity of ore expected to be placed on the leach pad at the Lindero Mine at a higher average grade and the expected timing for completion of the leach pad expansion project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose Mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labour relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the annulment of the extension to the San Jose environmental impact authorization; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and Mineral Reserve and Mineral Resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.